

July 1, 2025

Melissa Tosca
Chief Financial Officer
Kiora Pharmaceuticals, Inc.
332 Encinitas Blvd., Suite 102
Encinitas, CA 92024

> **Re: Kiora Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed March 25, 2025**
> **File No. 001-36672**

Dear Melissa Tosca:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences